# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Green Gear Cycling Inc. DBA Bike Friday

3364 West 11th Avenue
Eugene, OR 97402

www.bikefriday.com



2000 shares of Class B Non-voting stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

Maximum 20,000 shares of common stock ($100,000)

Minimum 2,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Green gear Cycling Inc., DBA Bike Friday |
| **Corporate Address** | 3364 W. 11th Ave., Eugene, OR 97402 |
| **Description of Business** | Bike Friday is an American manufacturer of custom folding bicycles, tandems, and cargo bicycles. Bike Friday was founded in 1992 in Eugene, Oregon. Starting with the customer order first and using Lean Manufacturing techniques to deliver to each custom order. |
| **Type of Security Offered** | Class B Non-voting Stock |
| **Purchase Price of Security Offered** | $5/share |
| **Minimum Investment Amount (per investor)** | $300 |

<u>Perks:</u>

**$300.00+** = 60 shares of Class B non-voting Stock + limited edition T-shirt , Thank you!

**$1000.00+** = 200 shares of Class B non-voting Stock + limited edition T-shirt + special book + 5% B.F. discount for life!

**$5000.00+** = 1,000 shares of Class B non-voting Stock + limited edition T-shirt + special book + 10% B.F. discount for life!

**$10,000.00+** = 2,000 shares of Class B non-voting Stock + limited edition T-shirt + special book + 15% B.F. discount for life!

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

#### *Description of Business*

Green Gear Cycling Inc / dba Bike Friday designs and manufactures high performance bikes that fold or pack and are primarily built to custom order. We will be using the capital raised in this campaign for several things. We will build some bike models into inventory to better serve customers desiring fast delivery with less customization. We will also use some of the bike inventory as samples to develope a larger dealer network primarily in the USA. We will also complete development of electric assist kits for retrofil on all of our bike models.

#### *Sales, Supply Chain, & Customer Base*

We currently sell 55% of our bikes direct from the factory over the phone or email and 45% through bike shop dealers around the world. About 30% of the bikes we sell are shipped to other countries outside the USA.

A majority of our customers are currently over the age of 50 years and there are much more men than women. The Haul-a-Day and pakiT customers are younger and a more equal split of men and women. Our customer tend to be well educated with professional ocupations, care alot about their health and have a strong sense of adventure.

#### *Competition*

We do not have any direct competitors in the sense of custom built to order high performance folding bikes. However there are several folding bike companies and cargo bike companies who offer some overlap of similar bike solutions to peoples daily transport problems. The most noteworthy bike companies are:

- Brompton (Made in U.K.), Tern and Dahon (both Made in Taiwan) for compact folding bikes for city multi-modal commuting.
- Yuba and Xtracycle for cargo bikes (both Chinese made)

#### *Liabilities and Litigation*

We are not involved in any litigation at this time.

### The team

### Officers and directors

| | |
|---|---|
| Alan Scholz | Co-Founder |
| Hanna Scholz | President |

Alan Scholz
Alan has had a deep love for the benefits of a biking lifestyle since he was a teenager in Fargo, North Dakota. With a desire to make things that help people live a healthier more active life he has founded several businesses and designed many successful products in his life. He founded the original Burley Bags that became Burley Design in 1969. He later co-founded Advanced Training Products and Green Gear Cycling (dba Bike Friday) with his brother Hanz in 1992.

Hanna Scholz
Hanna grew up in the Bike Friday family. The oldest daughter of Co-founder, Alan Scholz, Hanna was lacing wheels, counting inventory, sewing travel bags and painting racks by the time she graduated high school. In her early 20s, she started full time work at Bike Friday and eventually moved into the marketing department. Trained and inspired her Dad's values of human power and small resource impact on the earth, she lives car-free in the converted garage right along the bike path. She either rides her bike or walks to work in the mornings. Hanna also lives in a Tiny home, see how she really lives a sustainable lifestyle.

**Related party transactions**

Green Gear Cycling Related Third Party Transactions Name Amount Maturity Interest Erlanne Scholz $35,376 No 6% Alan Scholz $131,000 Nov-2031 5% These private loans below to Green Gear Cycling Inc. were all converted to equity (class A voting stock) 4/28/17 Name Loan amount converted to equity Hanna Scholz $110,228 Hanz Scholz $64,943 Alan Scholz $80,050 Elan Scholz $31,881 Ian Scholz $17,494

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our bike designs are not patented and therefore could be copied.** None of our bike designs are patented. It is our built to order manufacturing process that is the hardest to copy.
- **If we do not raise the Working Capital we need to make the improvements we are likely to decrease the company size to better match anticipated sales.** If we do not get the Working Capital required to accomplish the improvements in off season balancing with inventory bikes, completing electric assist options for our other bikes, samples and road trip demos to open new dealers - we risk losing money in 2017 and 2018 and the company missing the opportunity of catching the growing awareness and interest of Americans in folding bikes and cargo bikes for daily urban lifestyles that is increasing right now.
- **We are vulnerable to international trade relations, import duties and shipping costs** The majority of bicycle components (not the frame which we build from scratch in Eugene, Oregon USA) are made overseas. The exchange rate of the US dollar, the increased cost of shipping and potential import/export disruptions from current political relationship challenges could dramatically affect our costs and lead times.

- **We have folding bike competitors that are more established in bike shops already** There are a few potential competitors who are better positioned than we are to quickly grow market visibility in the USA marketplace as they are more established in independent bicycle shops already.
- **Any valuation at this point is speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Bike Friday has priced the services at a level that allows the company to make a profit and still attract business.
- **Credit might not be available when we need it** Issuing more equity to raise working capital in the future may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. The Company performing below expectations could adversely impact the value of your investment. This would likely slow our growth rate in 2017 and beyond, causing your investment to become substantially less valuable.
- **Our current or future products could have a latent design or manufacturing defect** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. A major recall of our products would be expensive and could significantly impact the value of the Company. We have had 1 large product recalls and 2 small ones so far. The largest started in 2012 and took over 1 year to replace approximately 4,000 tikit stems. It was the result of the combination of a material and manufacturing defect in the handlebar stem on our bike called the tikit. Because we had sold over half of the bikes directly we were able to contact most of them and replace all of their handlebar stems. Recalls are an inherent risk in this industry. We believe we now thoroughly understand the recall process and have established procedures to deal with recalls in the future. We also carry business liability insurance to cover potentials.
- **We rely heavily on key personnel.** The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people

to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, production and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into leveling our manufacturing seasons through building into inventory, longer forecast and efficient purchasing, adding another electric assist option, building samples and a road promotion for growing dealers. However, it is possible that these changes will not affect our sales and profit as much as we expect. If this is the case, we may be forced to cease this additional manufacturing and marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Alan Scholz, 46.55% ownership, Class A voting stock

### Classes of securities

- Common Class A voting stock: 734,543

  **Voting Rights** *(of this security)*

  The holders of shares of the Company's Class A common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  **Dividend Rights**

  The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  **Rights to Receive Liquidation Distributions**

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  **Rights and Preferences**

  The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Common Class B non-voting stock: 1,580

  **Voting Rights** *(of this security)*

  The holders of Non-voting Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

  **Dividend Rights**

  The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

### Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

### Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by any additional classes of preferred stock that we may designate in the future.

## What it means to be a Minority Holder

### What it means to be a minority holder

In purchasing Green Gear Cycling Inc. Stock from this campaign you will become a Class B non-voting stock holder.

In our Company, the voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B non-voting Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

## Dilution

### Risks of Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if a dividend is offered.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

**Financial Condition**

**Results of Operation**

Years ended December 31, 2015 and December 31, 2016 were both losses. The losses were from a combination of lack of working capital to respond to the changes in customer purchasing trends towards online marketing, lack of working capital to promote our new bikes as a response to market interest trends towards more lifestyle utility and electric assist very quickly, as well as a dramatic down turn in the Bike Industry. The exchange rate of the dollar has also kept our overseas orders stagnant for several years.

Through cutting our expenses by 25% over the last 2 years, simplifying our offering and increasing our margins 7% we have now stabilized in 2017 and are at break even through June 2017. We must get the working capital needed for planned changes (building key bikes into inventory for spring sales, marketing and samples to promote to dealers for quick delivery, finish development on an electric assist option for our Pocket Bikes) for this fall and winter to complete the stabilization for year end. With the needed working capital we expect to be solidly profitable in 2018.

Our cost of materials will improve by at least 2%+ just by purchasing components and materials in bulk that we use regularily by having working capital on hand to do so.

Our two newest bikes the Haul-a-Day and the pakiT are the ones we plan to build into inventory along with a New World Tourist Stock version. These bikes delivery can be doubled with much lower labor costs than any of our other bikes. This means our labor margin will also decrease as we increase the production of these bikes.

**Financial Milestones**

Bike Friday is a d.b.a. of Green Gear Cycling,Inc. It is poised to make manufacturing & sales improvements listed in this campaign starting this fall 2017. Management currently forecasts positive income/net beginning in 2018 with appropriate working capital of minimum $100,000 goal arriving by October 1st2017. Current year to date would have been significantly profitable but lack of adequate working capital last fall/winter required it to turn away significant business (projected as more than 10% of gross of 1st 6 months) bicycle sales have a seasonal high and low. This section will explain how we can take advantage of that cycle now with a successful campaign.

Our facility is more than capable delivering yearly demand but historically we did not have the capital to bridge materials and payroll costs of the necessary 6 fall and winter low season months. The loss of these sales this spring is significant. The rest of the industry has seen a very challenging down year in 2017 thus far. For Bike Friday with our special niches and small size, made in USA, and with 2 exciting new products (the Haul-a-Day and the pakiT), this could have been a significant growth year. Additional manufacturing and sales improvements, implemented with new working capital, would also make significant gross margin gains beyond building in the off season for stock to serve additional business in the high season.

## History Milestones

GG/BF is not a start-up company. It has a 25 year history of successfully manufacturing in the US as a Build-To-Order company based on the World Class - Toyota Product System (sometimes called Lean Manufacturing now). What we do currently is also called Mass Customization. GG/BF is built on a much longer history of manufacturing starting with the founder's (Alan Scholz) history going back to the 1980's developing the very successful Burley Bike Design's Burley bike trailer. This was after 10 years founding and running a bicycle shop in Fargo North Dakota at 17 that also birthed the progenitor of Burley Design. Burley Bike Bags was the business itself. This connection is instrumental because Alan designed the first Burley Lite trailer in1979 for his daughter Hanna who grew up in it. She is now the head of GG/BF. It is hard to get more complete business trade skill than to grow up in a business family & work all the jobs along the way. This trailer is still the standard by which the world judges child bike trailers. This developing manufacturing history was carried forward by 5 years of building tandems, recumbents, BMX and other bicycles as a contract builder for several customers in the late 80s and early 90's. Starting a manufacturing company is one of the most involved and challenging companies to start & to have survive. We have developed in the trenches, the acumen to build successfully in the US. Common opinion in the 80s and 90s was that to be effective and profitable in manufacturing needed to be outsourced overseas. This is no longer true and why much is coming back to the US. As Toyota itself proved to the car industry by building the best selling American car that is built "yes" in the US. The Toyota Camry.

**Historical Benchmarks,**

1990 - Learn to build safe, innovative, and sometimes quite difficult bikes (tandems).

1992 - Designed and introduced the world's first suitcase travel bike. Changed the world's view of low quality folding bikes. Learned to respond and sell directly to customers.

1995-99 - Created in-house a full Built-to-Order facility capable of building over 10,000 bikes a year at full capacity

2001– While growing rapidly survived the aftermath of 9-11 on the travel market we had specialized in.

2006-2008 fall – Designed the world's fastest folding bike – 2008 growing at rate to double that year.

Added mission of bicycles being part of the solution for climate change abatement.

2009-2010– Survived the financial crash of fall 2008 - got smaller and began to grow again while many other small US bike manufactures disappeared.

2011-2014 – worked on new products to re-invent Bike Friday while recession continued to play itself out.

2015 – Launched our new Cargo bike (the Haul-a-Day) on Kickstarter, successfully surpassing our goal. The Haul-a-Day is our first product designed to be built in a more modular mass produced way.

2016 – Launched our new compact city commuter bike the pakiT on Kickstarter successfully surpassing our goal again. This is the second bike intended to be built more simply than our other bikes while allowing personalization.

## Future projections based on meeting Start Engine Investment Goals

At our core Bike Friday/Green Gear is a mission focused manufacturer. We believe our success is & has been at the pleasure of the customer. Our core focus & brand have followed from that philosophy.

Manufacturing is a very different business from retail or a design house, sales and marketing business that jobs out its products and delivery to overseas contract manufacturers. It runs by different rules and requirements. BF/GG is unique in building a business almost totally dependent on current customer's deposits. With a leadtime as short as 4 weeks to the customers actually having a bike built just for them.

**First future bench mark:**

**Change our response to seasonality through more profitable steady building throughout year**

For BF/GG to grow and scale to its potential, it needs to take on an attribute that is almost universal to most manufacturers but has not been to us: use working capital to span the distance from raw materials to finished goods, through dealer payment on credit terms though a whole seasonal year cycle.

We have never had enough working capital to fully span this yearly cycle, and have had to respond to the winter downturn in ways that loose profit potential for the spring and summer. The way we have run based on custom deposits as our working capital sounds impossible to many business folks yet 25 years have shown that we can do it.

We have learned that we also need working capital to grow sustainably while taking advantage of our short lead time delivery system. Our short delivery system is something that would be hugely valuable to dealers who are now buying from a system that takes over 18 months cycle. We have by passed several great opportunities from lack of capital and being gun shy from what happened in fall of 2008 in the recession.

**Our first benchmark for using the minimum investment goal would be to continue building consistently in October through February in preparation for when seasonal business takes off in the spring.** Building at full delivery rate in the winter season would add marginally to expenses yet greatly to our yearly profit. We project that it would add $150,000 to $200,000 gross sales in 2018, about 7-8% increase from historical sales. This would mean an increase of profit of about 45% of that additional gross sales( i.e. 45% of $200,000 is profit).

**Second future bench mark:**

**Rightsize Purchasing, Sales and Production for our facility**

BF/GG currently sells and builds to delivery about 25 bikes a week. This is running our production cell with a half strength team for one shift only. Few manufacturers are profitable at less than 25% of their capacity. The right size is different for different industries and different production systems. Our system has the potential to compete at more optimal capacity by running one full shift or above year around.

A relatively accurate rule of thumb is that expenses drop by 20-25% for every doubling of production. For us this is driven by being able to buy OEM (original equipment manufactures) at better volume prices and using the facility more completely. Because we build on such a short time line now, we buy much of our raw material and components from US distributors at the same prices that bike shops pay. OEM prices are as little as half of that. But most of the sources for the bike manufacturing are overseas. We need to be able to bring in containers ( a small one is 8'x 8'x 20ft long) from Taiwan and other countries to get competitive prices and keep our cost down. This all takes working capital and works on a longer 90 day lead time.

**So our 2$^{nd}$ bench mark, if we meet our larger goal of $500,000, will be to order our first container in October for delivery January 2018.** We project that this would drop our materials cost by 5-15% of the gross production finished value. This would give us the additional margin needed to increase our dealer and online sales* from our current 25% to 50% of sales. If we get financing to reach our 2$^{nd}$ benchmark we project it will fuel 20-30% growth for 2 to 4 years.

*Dealer and Online sales have lower sales process costs.

**Liquidity and Capital Resources**

The company is currently fully functional delivering customer orders at a profitable rate after a loss in January and February 2017. This loss was from our lack of capital due to the seasonal reliance on customer deposits as our only working capital. Because of this we had to turn away $50,000 to $70,000 of immediate business because we had been unable to build in inventory and already had long leadtimes that certain customers were not willing to wait for. We were also unable to reach out to dealers for spring sales growth because of the same lack of inventory.

There is no working capital currently available to the company for improvements or to buffer any changes in the market. Without an infusion of working capital, the company will most likely lose money this winter season and need to do a seasonal lay off to decrease overhead instead of preparing for the spring and summer opportunities by building inventory of our new popular products.

Raising $100,000 will allow us to prepare this winter 2017 for next spring 2018 opportunists by building some popular inventory. This will improve the profitability for 2018.

If we successfully raise $100,000 in this campaign we will take a second step to raise up to $1,000,000. This additional capital will allow us to take full advantage of additional oportunities in the form of funding a full dealer program and marketing promotion that our production is already capable of supporting.

**Indebtedness**

The company has two outstanding promissory notes for $81,954. The notes bear interest of 6% and 7% per year, monthly payments, with balance due at maturity on July 1, 2017 and July 1,2018. In addition, the company has shareholder notes of $402,959. The notes bear interest of 1.4% and 5%. Monthly payments are made on one of the loans. Also one loan matures November, 2020. The company has a note of $17,735, bearing interest of 6%, no monthly payment and no maturity date. Bike Friday has been very cautious about debt since its inception. We have seen that most small bike manufactures that started around the time we did and even before by 10-20 years are either gone or taken over by a larger company. They usually loose their brands focus, founders mission and hence their unique value. Even Schwinn followed that pattern. We have shied away from banks who we found did not understand our business at all & who closed other companies down by calling their loan. We have remained focused on our customers and the mission we set in 1992. The financing we have had has come from our customers, real time deposits and deliveries, ourselves (mortgaging our homes) and the City of Eugene where world headquarters (our only facility!) are based. The city of Eugene has loaned us money several times over the years. We currently have two loans with them for about $90,000 total. This is collateralized by Alan's and Hanna's homes. We have 12 current stock holders made up of early customers who believed in us plus family members. In the 90s Hanz and Alan wanted to allow more customers to be stock holders and looked into it in depth. The process was to difficult for a small company at the time. We are excited that the recent federal regulation changes now makes it possible for us to invite our customers to own stock.

**Recent offerings of securities**

None

**Valuation**

$3,680,615.00

Until now Green Gear Cycling Inc. has been a closely held company (with a great user community!). We have not undertaken any formal valuation process of the company thus far. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

## USE OF PROCEEDS

| | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $100,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (x% total fee) | $[600] | $[6,000] |
| | | |
| Professional Fees | $[4,000] | $[4,000] |
| **Net Proceeds** | $[5,400} | $[90,000] |
| **Use of Net Proceeds:** | | |
| Working Capital | $[5,400] | $[90,000] |
| **Total Use of Net Proceeds** | $[5,400] | $[90,000] |

Why we are raising capital:

The seasonality of our sales combined with the reliance on our customer deposits for working capital to build and deliver just-in-time prevent us from having needed working capital in the slow season to make the improvements for growth (when we have labor time), limits our purchasing to short term (more expensive) and limits our ability to respond to customers in the busy season as we have no inventory to offer customers who don't need custom.

We are seeking a source of Working Capital, beyond our seasonal customer deposits, to fund building inventory of certain bikes in the winter for fast delivery in spring, as well as more efficient long term forecast purchasing (improving costs), samples for dealer development and new electric assist kit options.

We are seeking to raise $100,000. If we are successful then we will likely increase our goal to $1,000,000 in this offering through Regulation Crowdfunding. If we manage to raise $1,000,000, we believe the amount will cover all our expansion plans for the next 2 years to fully transition to leveling production seasons flow and new product and dealer development.

*Irregular Use of Proceeds*

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

Green Gear Cycling Inc. /Bike Friday has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available on its website in the [About Us/Our Team] page at the bottom labeled Annual Report. The Annual Reports will be available with in 120 days of the end of the Green Gear Cycling's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Green Gear Cycling Inc. DBA Bike Friday

*[See attached]*

I, E. Alan Scholz (Print Name), the

CEO (Principal Executive Officers) of

Green Gear Cycling Inc. (bda Bike Friday) hereby certify that the financial statements of

Green Gear Cycling Inc. (dba Bike Friday) and notes thereto for the periods ending

January 1, 2016 (beginning date of review) and December 31st 2016_(End Date of Review)

included in this Form C offering statement are true and complete in all material

respects and that the information below reflects accurately the information reported on

our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total

income of $ 1,489,828 ; taxable income of $-196,822 (loss) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement

Certification has been executed as of the 7/27/2017 (Date of Execution).

[signature] (Signature)

CEO (Title)

7/27/2017 (Date)

**Green Gear Cycling, Inc.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**December 31, 2015 and 2016**

Green Gear Cycling, Inc.
Index to Financial Statements
(unaudited)

**Green Gear Cycling, Inc.**
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

## Green Gear Cycling, Inc.
# Balance Sheet
### As of December 31, 2016

| | Dec 31, 15 | Dec 31, 16 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| **Cash** | (88,293.33) | (62,207.75) |
| **Total Checking/Savings** | (88,293.33) | (62,207.75) |
| **Accounts Receivable** | | |
| **1100 · Account Receivable-Trade** | 35,392.92 | 33,203.97 |
| **Total Accounts Receivable** | 35,392.92 | 33,203.97 |
| **Other Current Assets** | | |
| **1101 · Other AR (Other Receivables)** | 101.12 | 87.06 |
| **1200 · Inventory** | 307,100.88 | 285,654.76 |
| **1301 · Employee AR** | 22.69 | (91.68) |
| **1309 · Prepaid Expenses** | 43,657.76 | 41,795.94 |
| **1410 · Closing Cost Fees** | 6,727.89 | 5,359.53 |
| **1499 · Undeposited Funds** | 3,749.69 | 3,106.82 |
| **2120 · Customer Deposits** | 3,444.00 | 3,444.00 |
| **Total Other Current Assets** | 364,804.03 | 339,356.43 |
| **Total Current Assets** | 311,903.62 | 310,352.65 |
| **Fixed Assets** | | |
| **1500 · Fixed Assets - Section** | 66,238.37 | 63,958.13 |
| **Total Fixed Assets** | 66,238.37 | 63,958.13 |
| **TOTAL ASSETS** | **378,141.99** | **374,310.78** |
| **LIABILITIES & EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| **2000 · Accounts Pay-Trade** | 357,548.54 | 418,812.53 |
| **Total Accounts Payable** | 357,548.54 | 418,812.53 |
| **Credit Cards** | | |

| | | |
|---|---|---|
| 2272 · Capital One-Alan-#6558 | 57.59 | 2,714.85 |
| 2274 · US Bank Credit Card #9802 | 8,896.90 | 7,472.45 |
| Total Credit Cards | 8,954.49 | 10,187.30 |
| Other Current Liabilities | | |
| AP-Other | 387,564.82 | 559,971.23 |
| Notes Payable | 87,042.19 | 59,250.26 |
| Payroll Liabilities | 58,805.48 | 52,322.99 |
| Total Other Current Liabilities | 533,412.49 | 671,544.48 |
| Total Current Liabilities | 899,915.52 | 1,100,544.31 |
| Long Term Liabilities | | |
| Other Long Term Liability | 6,741.33 | 5,501.01 |
| Long Term Notes | 887,509.52 | 882,334.74 |
| Total Long Term Liabilities | 894,250.85 | 887,835.75 |
| Total Liabilities | 1,794,166.37 | 1,988,380.06 |
| Equity | | |
| 3010 · Capital Stock | 534,909.55 | 534,909.55 |
| 3035 · Treasury Stock | (114,032.46) | (114,032.46) |
| 3900 · *Retained Earnings | (1,702,572.57) | (1,836,901.47) |
| Net Income | (134,328.90) | (198,044.90) |
| Total Equity | (1,416,024.38) | (1,614,069.28) |
| **TOTAL LIABILITIES & EQUITY** | **378,141.99** | **374,310.78** |

# Green Gear Cycling, Inc.
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

| | Jan - Dec 15 | Jan - Dec 16 | TOTAL |
|---|---|---|---|
| **Ordinary Income/Expense** | | | |
| **Income** | | | |
| **Gross Margin Income** | 3,023,037 | 2,507,464 | 5,530,501 |
| **Total Income** | 3,023,037 | 2,507,464 | 5,530,501 |
| **Cost of Goods Sold** | | | |
| **Materials Cost** | 1,079,394 | 925,226 | 2,004,621 |
| **Customer Shipping Cost** | 121,877 | 92,410 | 214,288 |
| **Total COGS** | 1,201,272 | 1,017,636 | 2,218,908 |
| **Gross Profit** | 1,821,765 | 1,489,827 | 3,311,592 |
| **Expense** | | | |
| **Manufacturing** | 581,673 | 545,700 | 1,127,373 |
| **Customer Service** | 299,942 | 232,467 | 532,409 |
| **Sales** | 256,947 | 246,854 | 503,801 |
| **Marketing** | 190,447 | 139,038 | 329,486 |
| **General & Administrative** | 395,055 | 345,353 | 740,408 |
| **Information Systems** | 67,711 | 63,114 | 130,826 |
| **Research & Development** | 25,942 | 5,489 | 31,431 |
| **Other-(Income)Expense** | 127,448 | 110,480 | 237,927 |
| **Total Expense** | 1,945,165 | 1,688,495 | 3,633,661 |
| **Net Ordinary Income** | (123,400) | (198,668) | (322,068) |
| **Other Income/Expense** | | | |
| **Other Expense** | | | |
| **9899 · Unusual Occurances** | 10,928 | (623) | 10,306 |
| **Total Other Expense** | 10,928 | (623) | 10,306 |
| **Net Other Income** | (10,928) | 623 | (10,306) |
| | **(134,329)** | **(198,045)** | **(332,374)** |

## Green Gear Cycling, Inc.
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Green Gear Cycling
Consolidated Statements of Stockholder's Equity
For years ended December 31, 2015 and 2016

| | Class A | | Class B | | | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Accumlated Deficit | Total Stockholders' Equity |
| December 31, 2014 | 727,491 | $ 411,877 | 6,596 | 9,000 | $ (1,702,572) | (1,281,695) |
| Net Loss | | | | | $ (134,329) | (134,329) |
| December 31, 2015 | 727,491 | 411,877 | 6,596 | 9,000 | (1,836,901) | (1,416,024) |
| Net Loss | | | | | $ (198,045) | $ (198,045) |
| December 31, 2016 | 727,491 | 411,877 | 6,596 | 9,000 | (2,034,946) | (1,614,069) |

**NOTE: Effective June 30th, 2017 we discovered that in the year 2000 and before there were stock transactions that were improperly recorded as Treasury Stock. Green Gear Cycling had bought back stock from employees who left the company. This recording mistake has been discovered and fixed in 2017. This explains the differences in the statements of stockholder equity for years 2015 and 2016 verses other area's of this campaign. See updated values in Note 5 below.**

# Green Gear Cycling, Inc.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

**Green Gear Cycling**
**Statement of Cash Flow**

| | Jan - Dec 15 | Jan - Dec 16 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | (134,329) | (198,045) |
| Adjustments to reconcile Net Income | | |
| to net cash provided by operations: | | |
| Manufacturing:Mfg Overhead Expense:51846 · Upgrade Standard Shipping | 168 | 0 |
| 1100 · Account Receivable-Trade | (821) | 2,189 |
| 1301 · Employee AR:1105 · Employee Receivable | (23) | 14 |
| 1101 · Other AR:1110 · Accts. Rec. - Other | 663 | 14 |
| 1200 · Inventory:1201 · Inventory-Finished Bikes | (36,577) | 44,837 |
| 1200 · Inventory:1220 · Inventory-Work in Process | 5,530 | 5,297 |
| 1200 · Inventory:1240 · Inventory-Parts & Accessories | 7,473 | (28,688) |
| 1200 · Inventory:1260 · Inventory-Other Bikes-research | 985 | - |
| 1301 · Employee AR:1300 · Employee Advances | - | 100 |
| 1309 · Prepaid Expenses:1310 · Prepaid Liability Insurance | 1,079 | 35 |
| 1309 · Prepaid Expenses:1350 · Prepaid Expenses | 408 | 1,827 |
| 1410 · Closing Cost Fees | (6,728) | 1,368 |
| 1499 . Undeposited Funds | - | 643 |
| 2000 · Accounts Pay-Trade | 28,617 | 61,264 |
| 2272 Capital One Credit Card | (4,264) | 2,657 |
| 2274 · US Bank Credit Card #9802 | 1,986 | (1,424) |
| Payroll Liabilities:2100 · Acrd Net PR Cks | - | 25,516 |
| Payroll Liabilities:2240 · Health Ins Payable | 120 | (1,119) |
| 2263 401 K Loan Payment | - | 21 |
| Payroll Liabilities:2262 · 401-k | | 1,023 |
| Notes Payable:2050 · N/P Credit Line | (3,159) | (28,101) |
| Notes Payable:2060 · N/P- Financed Liability Ins | (587) | 309 |
| Notes Payable:2350 · Current Portion-Long Term Debt | (73,069) | |
| AP-Other:2010 · AP-Referrals/Deposits/Refunds | (68,108) | 171,467 |
| AP Other 2022 Other | 576 | (576) |
| AP-Other:2023 · Washington Sales Tax Payable | (313) | 1,516 |
| Payroll Liabilities:2106 · Accrued Payroll | 2,094 | (36,288) |
| Payroll Liabilities:2264 · Accrual Payroll Taxes | 89 | (3,408) |
| Payroll Liabilities:2107 · Payroll Payable | 19,109 | 7,773 |
| **Net cash provided by Operating Activities** | **(259,081)** | **30,221** |
| | | |
| **INVESTING ACTIVITIES** | | |
| 1500 · Fixed Assets - Section:1501 · Manufacturing Equipment:1501d · Depreciation | 3,055 | 2,125 |
| 1500 · Fixed Assets - Section:1501 · Manufacturing Equipment:1501c · Original Cost | 0 | (2,728) |
| 1500 · Fixed Assets - Section:1520 · Office Furn/Computers:1520d · Depreciation | 578 | (100) |
| 1500 · Fixed Assets - Section:1520 · Office Furn/Computers:1520c · Original Cost | (605) | 568 |
| 1500 Fixed Assets - Section 1540 . Software 1540d . Depreciation | 1,528 | 1,528 |
| 1500 · Fixed Assets - Section:1550 · Leasehold Improvements:1550d · Depreciation | 2,016 | 2,016 |
| 1500 . Fixed Assets - Section 1570 . R & D Trademarks/Patient . 1570d . Depreciaiton | 1,874 | 1,874 |
| 1500 · Fixed Assets - Section:1800 · Website:1800c · WebSite-Current-Orig Cost | - | (6,238) |
| 1500 · Fixed Assets - Section:1800 · Website:1800d · Accum Dep-WebSite Current | 2,790 | 3,235 |
| Net cash provided by Investing Activities | 11,236 | 2,280 |
| | | |
| FINANCING ACTIVITIES | | |
| Long Term Notes:2750 · Less Current Portion | 73,069 | 0 |
| Other Long Term Liability:2687 · Closing Cost/A. Scholz 10-21-15 | 6,741 | (1,240) |
| Long Term Notes:Loans from Individuals:2444 · Loan-Elan Scholz 6% 1/1/09 | (658) | (699) |

| | | |
|---|---|---|
| Loan City of Eugene 2007 2715 | 193 | (8,722) |
| Loan City of Eugene 2008 2716 | 11,428 | (6,974) |
| Long Term Notes:Loans from Individuals:2442 · N/P - Rose Burke | 3,020 | 3,270 |
| Long Term Notes:Loans from Individuals:2443 · N/P - Thomas Cowles | 2,930 | 3,237 |
| Long Term Notes:Loans from Individuals:2445 · Loan-Ian Scholz 6% 1-1-09 | (4,852) | 1,016 |
| Long Term Notes:Loans from Individuals:2446 · Loan-Erlanne Nolan 6% 1/1/09 | (3,479) | (1,727) |
| Long Term Notes:Loans from Shareholders:2673 · S/H Loan - Hanna Scholz 6/08 | 1,373 | (266) |
| Long Term Notes:Loans from Individuals:2652· Loan to Alan & Hanz | 251 | 287 |
| Long Term Notes:Loans from Shareholders:2670 · S/H Loan - D. Harrington #1 | 5,393 | 2,060 |
| Long Term Notes:Loans from Shareholders:2671 · S/H Loan - D. Harrington #2 | 6,373 | 1,171 |
| Long Term Notes:Loans from Shareholders:2674 · Loan-Hanna Scholz 1/10 | 2,327 | 1,204 |
| Long Term Notes:Loans from Shareholders:2672 · S/H Loan - D. Harrington #3 | 6,549 | 746 |
| Long Term Notes:Loans from Shareholders:2675 · Loan-Hanz Scholz-1/10 | 838 | 876 |
| Long Term Notes:Loans from Shareholders:2680 · Loan-Hanz Scholz 6% 1/1/2009 | 2,462 | 2,614 |
| Long Term Notes:Loans from Shareholders:2681 · Loan-Alan Scholz 6% 1/1/2009 | 3,125 | 758 |
| Long Term Notes:Loans from Shareholders:2682 · Loan Jeff Linder 12/1/2010 | 1,875 | 628 |
| Long Term Notes:Loans from Shareholders:2683 · Loan Alan Scholz 12/1/2010 | 1,461 | 354 |
| Long Term Notes:Loans from Shareholders:2685 · Loan Hanna Scholz 12/2013 | 1,384 | 498 |
| Long Term Notes:Loans from Shareholders:2686 · Loan Alan Scholz 10/21/15 | 130,552 | (5,508) |
| **Net cash provided by Financing Activities** | **252,355** | **(6,416)** |
| Net cash increase for period | 4,510 | 26,085 |
| Cash at beginning of period | (92,803) | (88,293) |
| **Cash at end of period** | **(88,293)** | **(62,208)** |

**NOTE 1 – NATURE OF OPERATIONS**

Green Gear Cycling, Inc. was formed in 1992 ("Inception") in the State of Oregon. The financial statements of Green Gear Cycling, Inc. which may be referred to as the "Company", are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eugene, Oregon.

Green Gear Cycling, Inc. is a bicycle manufacturing company that builds bicycles of its own designs in Eugene Oregon USA. The majority of these bicycles are built to customer order, personalized for the end users needs. The manufacturing process that builds to order incorporates many Lean and Toyota production methods. Many of these bicycles fold and all of them dissemble to pack and store easily.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues when (a) bicycle is shipped; (b) the service has been performed; (c) the prices are fixed and determinable and subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for year 2014, 2015, 2016. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has two outstanding promissory notes for $81,954. The notes bear interest of 6% and 7% per year, monthly payments, with balance due at maturity on July 1, 2017 and July 1,2018. In addition, the company has shareholder notes of $402,959. The notes bear interest of 1.4% and 5%. Monthly payments are made on one of the loans. Also one loan matures November, 2020. The company has a note of $17,735, bearing interest of 6%, no monthly payment and no maturity date.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

**NOTE 5 – STOCKHOLDERS' EQUITY**

Green Gear Cycling Inc. Has Authorized and Issued 2 classes of common stock:

Class A voting stock - Authorized 2,000,000 shares and Issued 734,543 of those Authorized shares. This leaves 1,265,457 shares Un-issued as of 6/31/17.
Class B non-voting stock - Authorized 500,000 shares and Issued 1,580 of those Authorized shares. This leaves 498,420 Un-issued as of 6/31/17.

For this Start Engine Crowd Funding Campaign Green Gear 98Cycling Inc. has authorized the issuance of up to 200,000 shares of Class B non-voting stock with value of $5.00 per share.

**NOTE 6 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 30, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Effective January 1, 2017 several loans from shareholders and other parties valued at $392,230 were converted to 74,524 Common Stock Class A shares at $5.26 per share.

Effective June 30th, 2017 we discovered that in the year 2000 and before there were stock transactions that were improperly recorded as Treasury Stock. Green Gear Cycling had bought back stock from employees who left the company. This recording mistake has been discovered and fixed in 2017. This explains the differences in the statements of stockholder equity for years 2015 and 2016. See updated values in Note 5 above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Discover Investments    Edit My Campaign    Jason K.

Bike Friday is pending **StartEngine Approval.**



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Raised of $10K - $100K goal

# Bike Friday

## Personal Bike Solutions Built in the USA

Small OPO    Eugene, OR    Transportation

US Investors Only

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Overview    Team    Terms    Updates    Comments    Share



BIKE FRIDAY


# Bringing Bikes up to Speed Through Personalization

Invest in **Bike Friday** (dba of Green Gear Cycling Inc.)

"There are a total of 1 billion vehicles on the road globally—with a projected total of 1.7 billion expected by the year 2035. There is no denying the dwindling air quality or the negative impacts of motor vehicle reliance for individual and global health.

Yet we still keep driving cars. What gives?

Well, for starters, individual cars can carry a lot of cargo (think peo[ple and] stuff), reach great distances, and can (theoretically) get people to their destinations quickly. That's a daily fact, right? Wrong. In many cities these

Chat


BIKE FRIDAY


KHARDUNGLA TOP
(18380 FEET)
HIGHEST MOTORABLE ROAD IN THE WORLD
54RCC
HIMANK





days a car is not the most convenient or effective way to get around.

**Enter a simple, elegant, and wholly remarkable machine: the bicycle.** The answer for convenient, reliable, and sustainable personal transportation.

**Bike Friday** is an **organic company** in the truest sense of the word. Everything that Bike Friday represents today, the **focus on community and relationships, the commitment to sustainability, the insistence on high performance** and the unending push for bicycle improvements comes from a foundation that shouts "We love Bicycles & how they improve, rather than degrade community!"

We have learned a lot in 25 years. At Bike Friday, **we approach life a little differently**. Compared to most manufacturers, **our whole process backward, starting with you, the customer**, and then **building your bike to fit your body, your lifestyle and your riding style.**

**A Little History:**

Bike Friday started with the intention to sell completely through bike dealers but they told us we were crazy, "no one would pay $750 for a folding bike!". They were wrong. More than 35,000 people have happily paid that, or more, for a high performance folding bike built just for them.

So what made us successful? Three key things:

- A totally unique product
- Amazing, adventurous customers and our relationship with them
- Our manufacturing process

Bike Friday co-founders have designed many world's firsts:

1. First Suitcase Travel Bike - The New World Tourist
2. First Custom Folding Tandem - The Two'sDay
3. Most Adjustable Cargo Bike - The Haul-a-Day
4. Lightest Performance Folding Bike - The pakiT

We start with listening to the needs of each customer, then we build the bike. Our customers have toured almost every continent on full expeditions with their bikes, referring new customers to us from around the world, and inspiring others to join the adventure.

From day one we have built our bicycles by using Lean Manufacturing, a.k.a. the Toyota Production System. This system avoids excess inventory, delivers just-in-time, and is what allowed us to grow a business from pocket change. We did not begin with a large infusion of investment capital or the benefits of 18 month lead times like most of the bike business. We began building prototype bikes on a coffee table in the living room of a friend, with down-payments made on good faith, paying ourselves next to nothing, and surviving for months at a time only on Ramen noodles. From our humble beginnings we have built an internationally recognized brand, a company that has paid American workers living wages for 25 years, and a community of intrepid cyclists who push the boundaries *every day* of what is possible on a bicycle.

**"Together we can create a more sustainable and just planet with tools for a cycling lifestyle.** Will you join us?"

-Hanna Scholz, President

## The Opportunity

**Why we are raising working capital now:**









Our unique, direct-to-cyclist, business model gave us the means to start from nothing and made us experts in personalized service. We have developed a highly efficient production process, and highly skilled team that can build your personal bike just as you want it. However this m which brought us so much initial success, has hit a ceiling and it's t evolve. The dealers don't think we are crazy anymore, but we need inventory to serve their business model needs.

**Addressing the Problem of Seasonality:**

Its time to change a core piece of our structure by adding more working capital and pre-built bikes to our offering.

Every year bike sales spike in the spring and summer and flatten in the fall and winter. What this has meant for us as a just-in-time manufacturer is that we can't keep up with demand in the spring and summer and we don't have the working capital we need in the fall and winter to optimize our purchasing, make improvements, develop new dealer channels and design new products.

We have realized that not all customers care as much about a full c bike as they do about a high quality bike that delivers in 2 weeks in the spring and summer. Our long lead times caused by the need to special order parts in season mean we can't serve these less custom-focused customers very well.

**The Solution:**

1. Develop unique bikes that give personalized experience we can pre-build in winter, when we have capacity, for quick delivery in the spring. We can better service customers wanting fast turn around and less personalization. This is a big step.
2. Get enough working capital to support planning 1 year ahead for purchasing and building inventory in the winter on certain bikes, develop new products, and acquire more dealers.

**Progress so far:**

1. The first step has been accomplished with the design and suc Kickstarter launch of the Haul-a-Day and the pakiT. Their frames can be pre-built in the winter for quick finish and delivery in the spring. Customers have been happy with them and we have had to turn away many customer this year who we could not deliver fast enough for their needs.
2. **Now we need working capital for the second step.** We are offering stock in Bike Friday/Green Gear Cycling Inc. to raise this capital.

It may not be the way most companies would do it. But we have learned that working closely with our customers to build what is needed and discover what should be changed has been essential for our success and survival.

We have proven we can make great bikes, can innovate and respond to customers. With your investment, we can continue delivering the b customizable bicycles on the market, as well as jump into new product development and gain the working capital model to allow us to plan and build up for optimum expansion even with seasonal cycles.

## Investing Options

**Investment**

$5/share | When you invest you are betting the company's future value will exceed $3.7 Million.

**Perks**

$300.00 — If you invest $300.00, you will receive 60 shares + limited edition 25th anniversary T-shirt, Thank you!

$1000.00 — If you invest $1,000.00, you will receive 200 shares + limited edition T-shirt + special book + 5% B.F. discount for life!

$5,000.00 — If you invest $5,000.00, you will receive 1,000 shares + limited edition T-shirt + special book + 10% B.F. discount for life!

$10,000.00 — If you invest $10,000.00, you will receive 2,000 shares + limited edition T-shirt+ special book +15% B.F. discount for life!

Note: The special book is called "Bikenomics: How Bicycling Can Save The Economy by Elle Blue"

**Other Benefits of Investing:**

Supporting U.S. Manufacturing

Promoting Healthy Lifestyles

Keeping CO2 out of the Atmosphere

---


BIKE FRIDAY®

---

## Our Impact Begins With Family

The world is a sum of many parts--including people. Lots, and lots of people— 7.4 billion to be exact.  We'd like to think of our planet as being comprised of one big (okay, enormous) family. Unfortunately, the family is so huge and disconnected that its future appears fraught with peril.
But what if we could begin building families of bicyclists to inform and inspire global communities to adopt greener lifestyles with healthier families?

That's exactly what the Scholz family has done with Bike Friday.

Brothers and Bike Friday Co-founders Hanz and Alan come from a background deep in the bicycle lifestyle and filled with innovation. They loved riding and racing bikes with their friends and family on the plains of North Dakota as youngsters. As the two got older, they became increasingly serious about touring and competing. In 1971, Alan won 2nd place in the USA Road Nationals, and by the age of 20, Hanz had won many state championships (over 25 individual events).

Their combined love of touring and sports riding led the Scholz brothers to design and build some of the world's first racing tandems under the name ATP (Advanced Training Products). Alan also took this love forward into his young family and invented the first Burley Trailer for his daughter Hanna when she was 6 months old. Alan co-founded Burley Design Co-op.

Hanna Scholz, daughter of Alan, along with Alan are now the guiding forces at Bike Friday and are using the experience and wisdom from 25 years of customer-focused bike innovation to offer what the next generation needs to live an active, sustainable, mobile lifestyle.

"We are inspired by the unmatched efficiency and elegant impact that a human choosing to ride a bike has for the world community. We, at Bike Friday, want to help make our world a more beautiful place one high quality, personalized and versatile bike at a time."
-Hanna and Alan Scholz

The Scholz's impact does not stop with bikes, and neither should yours. However, bikes are a pretty great (and fun) way to start leading a more sustainable lifestyle and the gateway to a greener global community.







The Scholz Family Pictured:

- Riding together and packing a triple and a tandem in a car for an over night trip. Shown: Alan, Theresa, Fraeda, Hanna and Sarah Scholz
- Alan Scholz with 3rd daughter Sarah in his Burley Trailer

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*"I am proud to build a product that supports people, amplifies their human power and ability to lead a healthy self-empowered life."*

**-Bike Friday President Hanna Scholz**

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Haul-a-Day

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## Our Commitment to Your Health & Global Sustainability

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**We believe the bicycle is one of the worlds best inventions.** We love bicycles. Human scale, health enhancing, highly social, low global impact, extremely economical, low maintenance, approachable, and friendly. In this fast modern world, bicycles are still the most efficient transportation ever designed. **A bicycle can and should be integrated into most people's lives** because of the health, social, environmental and economic benefits it supplies.

A bicycle amplifies you as a person. It boosts self-esteem. It makes you more capable, stronger, more outgoing, and healthier, **but it must be there when you need it wherever you are in the world.** It must be easy to take with you. That is Bike Friday.

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Manufacturers are often associated with pollution and waste. Putting economic values over the good of the communities in which they reside. Polluting the air and water, but more astoundingly, poisoning the people who work for them and buy from them. What happens to the generations that come after us? What kind of world will they inherit?

At Green Gear/Bike Friday we are **doing our part to be a solution instead of part of the problem**. We have made many choices over the years that could have had many different results if we didn't consciously decide on the benign. Some examples of this are:

- 90% of what we build is to a customer order, no waste in unsellable inventory.
- Our frames are all made of Chromoly Steel partly because it is easier to recycle than other more exotic metals. It is superior in other ways as well.

- We use powder coat to paint our bikes as it is much more environmentally benign than wet paint, more durable and healthier for our team to work with.
- We have a trade-in program that allows Bike Friday owners to trade-in their old Bike Fridays and get money for their new Bike Friday. We refurbish the old bike and sell it as pre-loved.

We strongly believe that **a bicycle culture is a healthy culture** and therefore the presence of bicycles, or lack thereof, is a good ecological and social indicator of the health of a city or country.



## We've Been Making It Happen For 25 Years


BIKE FRIDAY



**Serving at the pleasure of the customer for 25 years**



**35,000 Individual Bikes Made to Order**



**$2.6 Million in Yearly Revenue**

(Alan, Hanna, Theresa, and Fraeda Scholz)


BIKE FRIDAY

**Since our founding, we have...**

- Established high-performance folding bikes (unique colors and sized to fit), a world class production facility, and 25 years of experience satisfying customers
- Launched two successful Kickstarter campaigns, raising a total of $287,777
- Earned over $2.6 million in revenue per year
- Invented the **first suitcase bike,** the **world's lightest backpa** **bike**, and the most size adjustable tandem and cargo bikes in the world
- Built 35,000 bikes in 25 years and 90% of them have been to individual order
- **Built a sales and delivery system from scratch,** that efficiently delivers a mass-customized product matching each individual order
- Manufactured bicycles in the USA for 25 years **paying our workers living wages**


PakiT Bike Friday backpack bike assemble from box(1)

*Our pakiT bikes are as easy to assemble as they are light. Weighing just 15 lbs, pakiTs can be transported in a backpack!*







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## The Bike Friday Difference: Personalization to Fit a Variety of Lifestyles



**Below Are Our Two Latest Models** - launched on Kickstarter and able to be pre-built for quick spring delivery

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## pakiT City Bike: The Lightest Folding Bike Ever



Our goal is to add convenience to your daily life and personal freedom,  to explore the joy of flying on light wheels, the wind in your face, and **connection** with the world around you. All in a remarkably compact bike that fits you and can be taken *anywhere*.

### Details

- **Light** – As little as 15 lbs, easily carried with one arm, or in the backpack
- **Belt driven option** – Gates Carbon Belt Drive with Internal Hub is

## Haul-a-Day: Light and Strong Cargo Bike Designed for Sharing


Haul-a-Day

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You want freedom from your car. You want your bike to carry your groceries, take your kids to school, haul bags of dirt for your garden or carry lumber for your weekend project. You want your bike to fit your body and be able to adjust to fit friends and family or anyone else you want to share it with.

### Details

standard. Grease free, maintenance free, lasts longer than a chain

- **Comes in multiple sizes** – Fits a wide range of riders from 4′6″ to 6′4″
- **Many gear options** – 1-11 speeds for cruising, commuting or adventuring!
- **Standard industry components** – Easy to upgrade & customize.
- **Fits into small spaces:** 28″ x 17″ x 8″ when packed into the backpack
- **Fits into the pakiT backpack**
- **Quick compact fold** – Folds in under 20 seconds to 38″ x 24″ x 10″ (96 cm x 61 cm x 25 cm)
- **For riders up to** – 190 lbs (86 kg) on the pakiT Elite model and 220 lbs (100 kg) on the standard pakiT model
- **Colors** – Your choice of 5 standard colors and up to 20 for the pakiT Elite
- **Drive train** – Chain drive**,** internally geared hubs and dérailleur options available on pakiT Elite model
- **Electric assist upgrades available**.

**Chain Drive Single Speed Starting at $1,095**
**Belt Drive Single Speed Starting at $1,500**

**-- View pakiT Kickstarter Here --**



## Our Other Single Bike Models :

The New World Tourist: Very Versatile Touring Bike



Pocket Rocket Series: Fast Sport Riding

- **Size adjustable** – Frame adjusts to fit riders 4′6″ to 6′4″
- **Light** – The lightest long-tail cargo Bike built today, starting at just 33 pounds (15 kg)
- **Easy to store** – Its compact size makes it easy to store, stands upright on its rear end for a very small footprint
- **Easy to ship** – It can be disassembled into three pieces for pa
- **For riders up to** – 220 pounds (100 kg), heavier rider upgrade available to 260 pounds (118 kg)
- **Heavy duty** – Cargo weight limit 200-pounds (90 kg), heavier load upgrade available to 250lbs (113 kg)
- **Urban** – Fits on many transport racks: bus, car, and train
- **Colors** – 14 colors to choose from
- **Many gear options** – Gears from 8 to 27 speeds

**8 Speed Starting at $1,250**
**24 Speed Starting at $1,390**

**-- View Haul-a-Day Kickstarter Here --**



## Our Tandems Models:

The Family Tandem : Highly adjustable for the whole family



Tandem Two'sDay: Custom sized, folds and also packs into 2 suitcases

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Pocket Llama : Expedition Touring Bike







**All Bike Fridays fit into a standard airline-checkable suitcase**



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BIKE FRIDAY



## Our Fleet is Always Evolving


Quick fold and storage dimensions
Volume = 5.28 cubic feet
24" (61 cm)
38" (96 cm)
10" (25 cm)
Volume = 2.2 cubic feet
28" (71 cm)
17" (43 cm)
8" (20 cm)
Fits into a Samsonite
airline checkable suitcase
Fits most compactly
into a backpack


BIKE FRIDAY
BIKE FRIDAY



**The Global Demand for *Folding Bikes* is on the Rise**

As a whole, the global bicycle market is expected to reach an estimated $34.9 billion by 2022 and is forecast to grow at a rate of 2.7% from 2017 to 2022, according to a recent market report.

Due to the increasing costs of automobile transportation, and greater awareness of the benefits of global sustainability more people across the world are adopting a car-free lifestyle and relying on bicycles to get from point A to point B.



The Family Tandem disassembles to fit into a car trunk or other small space

## Design Philosophy: Build tools that support our customers to live healthy active lives

"The bicycle is an important mechanical solution to modern man's environs and therefore requires — and deserves — our best continuing efforts as designers to integrate it for the pleasure and the specific needs of each individual's lifestyle.



We know as innovators that all prototypes do not work as expected. The good ideas pay for the rest. You can't tell in advance if ideas work or which are the good ones. So don't hesitate to try new ideas. If it is the first time, then it can't be wrong. There can be no wrong for creating the first of something. So do it right the second time. Do it fast the first time.

We believe customers are the main purpose of a company. Much of business, and design especially is done backward, with, it seems to us, the customers' input last. We're not Vulcans but we think that is illogical. We believe in not re-inventing the wheel, but trying to build on the shoulders of the giants before. To read, study, listen, share, test, and record."

**Customer Service Philosophy:**
Use the golden rule. Treat others as we would like to be treated. Make decisions based on doing the right thing for the situation not policy.

**- The Scholz Brothers, Hanz and Alan**























**Customer Testimonials**

*"I waited three months for my bike, and when it came it was the happiest day of my life. I have a titanium Brompton, and I'm pretty used to how it handles, but when I got on the pakiT there was an immediate difference, it instantly fit the contours of my body, and I'm riding faster because of it. I use Strava and I'm averaging 2-3 miles faster on the pakiT."*

- Newton Dixon Jr.

> *"Over several years I have acquired several folding bikes. I have a Brompton and a Tikit and now an 11 speed pakit Elite. The pakit is by far the lightest and most elegant design. The 11 speed Shimano Alfine hub works flawlessly and has 11 useful evenly spaced gears. It has a titanium seat tube mast which has the unexpected benefit of some flexibility and shock absorption. It weighs just under 20 pounds which is several pounds less than either the Brompton or TIkit. It rides beautifully.It is a pleasure to carry due to its light weight and clean greaseless Gates belt drive. Overall it is a winner. It is a great evolution from the Brompton and Tikit."*
>
> -Jay Robinow
>
> *"I got my orange HaD as part of the Kickstarter.com campaign. I was looking for a cargo bike to replace my car for short errands and was stoked to find one made in Eugene. What I didn't expect was a bike that's so much fun to ride! My HaD recently carried 30 lbs of dog food, 24 canning jars and 12 rolls of toilet paper and more, in one run. With its 20" wheels, the load stays low so the bike doesn't sway back and forth when you stand on the pedals, and it gets rolling really easily. I've enjoyed fine-tuning the fit with the highly adjustable frame and figuring the best ways to carry different loads. I now have two Ortlieb panniers for our rainy winter weather on one side and the HaD sling on the other, with a cooler bag stashed inside for quick grocery runs. So far, so good. There are very few things I'd change about this bike, and it's definitely working to keep my car cold and lonely. Thanks Bike Friday!"*
>
> -Kristen Haugen

## Why Your Investment Matters

We have accomplished what many would say is "impossible" for a manufacturer. Our unique, direct-to-cyclist, business model gave us the means to start from nothing and made us experts in personalized service. Along the way, we've developed a highly efficient production process, a world class manufacturing facility, and a uniquely skilled team that can build you the bike of your dreams.



One challenge of our current business model is that we rely on the upfront deposits of customers as our working capital. This system allowed us to create a business, virtually, out of thin air. However, it's also kept us from growing, as bicycle sales are highly seasonal. **This spring, like many before it, we had to turn business away.** The solution? Build certain bicycles into inventory during the off-season to sell during the peak demand. We have learned that some customers value quick delivery more than full customization, especially Haul-a-Day and pakiT customers. We do not serve these customers without pre-built bikes currently in inventory.



**Our facility is physically capable of up to 10 times its current output**. We need to be fully capitalized in order to take full advantage of the current significant market opportunities. Your investment will allow us to handle seasonality and market shocks with strength and ease, maximize our profitability, and buffer the financial constraints of bulk component purchases from Asia.

With your investment we will also be able to finish development of mid-price range electric assist kit, retrofit-table to all of our bikes. Additionally, we plan to market our increased production capabilities to U.S. dealers in the form of a cross country road show with a vehicle full of our hottest selling bikes.

There is so much we hope to achieve — **your investment can make a difference for the future of cyclists and the Earth!**

**- Hanna and Alan Scholz**

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## The Bike Friday Team



Kanban
WIP
Haul-a-Day


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Bike Friday is Founded!

Bicycling Magazine says "It rides as good as your best bike". We had a simple mission: to build bicycles in the USA that allowed people to travel and end their reliance on the automobile.



Worlds First Suitcase Travel Tandem

The Tandem Two'sday was born. It actually folded to fit in a car trunk! Tooling was financed by a customer.



Bike Friday Used for Guiness World Record

Heinz Stuck gets "Most traveled man by bike" with a Pocket Llama by traveling to islands by boat and plane to win his title back.

$5M Pace, then Financial Crisis Hits World

Climate solution bike is selling great, then the world changes. Oil gets cheep, customers get skittish & Bike Friday gets smaller.



First Bionx Electric Assist offered on a Bike Friday

The First Electric Assist offered on a Bike Friday was the Bionx. Used on the Haul-a-Day, Tandems and New World Tourist.

Bike Friday Launches New Crowdfunding Campaign on StartEngine!

We launch a new campaign on StartEngine to allow for optimum expansion!

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1992 · 1994 · 1995 · 2001 · 2005 · 2006 · 2008 · 2015 · 2015 · 2016 · 2017



First Bike Fridays shipped to foreign countries

Bike Friday Community develops world wide through word of mouth from cyclist to cyclist out on the road.

9-11 scares many customers away from air travel

Bike Friday takes a big hit from a wave of customer uncertainty of safety in air travel.

Decided to create solution for Global Climate Change

Developed worlds fastest folding bike for superior inter-modal transit solution and high performance ride.



Haul-A-Day Kickstarter Success!

$135,201 raised! Our first Lifestyle Bike not designed for Suitcase Travel. Makes great Dealer bike and inventory bike as its fully size adjustable.


KICKSTARTER

pakiT Kickstarter Success!

$152,076 raised! Second daily lifestyle focused bike that needs investment to inventory and deliver to dealers. Hundreds sold already, potential is thousands.

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## In the Press

BICYCLE TIMES · Chicago Bike Mom · BICYCLE TOURING PRO · MAG momentum · GEARJUNKIE · treehugger

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## Meet the Founders



**Alan Scholz**

Co-Founder



**Hanna Scholz**

President

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*Alan has had a deep love for the benefits of a biking lifestyle since he was a teenager in Fargo, North Dakota. With a desire to make things that help people live a healthier more active life he has founded several businesses and designed many successful products in his life. He founded the original Burley Bags that became Burley Design in 1969. He later co-founded Advanced Training Products and Green Gear Cycling (dba Bike Friday) with his brother Hanz in 1992.*

*Hanna grew up in the Bike Friday family. The oldest daughter of Co-founder, Alan Scholz, Hanna was lacing wheels, counting inventory, sewing travel bags and painting racks by the time she graduated high school. In her early 20s, she started full time work at Bike Friday and eventually moved into the marketing department. Trained and inspired her Dad's values of human power and small resource impact on the earth, she lives car-free in the converted garage right along the bike path. She either rides her bike or walks to work in the mornings. Hanna also lives in a Tiny home, see how she really lives a sustainable lifestyle.*

## And the Rest of the Team



**Jordan Bishko, J.D./M.B.A.**

Director of Operations

*Jordan moved to Oregon for graduate school and never left. An avid bicyclist, Jordan has worked in the biking industry off and on for more than 15 years. As Director of Operations at Bike Friday, Jordan manages the value streams for the company including service and production. In other words, he finds problems and solves them. He believes he has found the perfect job and we believe we found the perfect operations manager.*



**Walter Lapchynski**

Bike Expert

*Walter is one of Bike Friday's old timers, having worked in nearly every part of the company: production, inventory, service, and now as a Professional Bicycle Travel Consultant. Pick a destination and he'll help facilitate a Bike Friday to take with you on your travels! Walter lives, breathes and rides Bike Friday. He is an everyday commuter who wholeheartedly believes in the bicycle as a revolutionary machine.*



**Peter Berra**

Bike Expert

*Peter specializes in recreational, commuting, touring, road, mountain, single speeds, tandems and most things bike related. Peter believes that bikes are one of the best inventions ever, and a positive source of energy for a healthier, happier way of life. With more than 17 years of knowledge and experience, working in just about every department at Bike Friday, Peter feels confident in understanding and recommending the right Bike Friday for you.*



**Steve Strickland**

Bike Expert

*Seven year Bike Friday veteran Steve Strickland is an avid cyclist, tour guide, surfer, and master of the grill. He has ridden his New World Tourist on many adventures on multiple continents.*



**Matthew Corson-Finnerty**

Social Media Manager

*Matthew has been a Bike Friday employee since 2011*



**Todd Reed**

E-Commerce Manager

*Todd has been a Bike Friday employee since 2010*



**Marilyn Younce**

Accounting Specialist

*Marilyn has been a Bike Friday employee since 2006*

**Gary Thiel**

Accountant

*Gary has been a Bike Friday employee since 2008*



**Tim Link**

Customer Service Technician

*Tim has been a Bike Friday employee since 2000*



**Michael Macemon**

Customer Service Technician

*Michael has been a Bike Friday employee since 2010*



**Clayton Williams**

Customer Service Technician

*Clayton has been a Bike Friday employee since 2017*



**Damon Vold**

Production Team Leader

*Damon has been a Bike Friday employee since 2009*



**Mike Cheek**
Line Master
*Mike has been a Bike Friday employee since 2005*



**Merle Rothwieler**
Production Team Member & Illustrator
*Merle has been a Bike Friday employee since 2004*



**Kent Peterson**
Inventory Manager
*Kent has been a Bike Friday employee since 2015*



**Fraeda Scholz**
Master of All Trades
*Fraeda has been a Bike Friday employee since birth*

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**The Rest of the Team**
(wishes to remain anonymous)
*We have a few employees who don't like having their photos taken or being listed on the internet. But we promise, they do exist!*

## Offering Summary

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Maximum 20,000 shares of common stock ($100,000)

Minimum 2,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Green gear Cycling Inc., DBA Bike Friday |
| **Corporate Address** | 3364 W. 11th Ave., Eugene, OR 97402 |
| **Description of Business** | Bike Friday is an American manufacturer of custom folding bicycles, tandems, and cargo bicycles. Bike Friday was founded in 1992 in Eugene, Oregon. Starting with the customer order first and using Lean Manufacturing techniques to deliver to each custom order. |
| **Type of Security Offered** | Class B Non-voting Stock |
| **Purchase Price of Security Offered** | $5/share |
| **Minimum Investment Amount (per investor)** | $300 |

**Perks:**

**$300.00+** = 60 shares of Class B non-voting Stock + limited edition T-shirt , Thank you!

**$1000.00+** = 200 shares of Class B non-voting Stock + limited edition T-shirt + special book + 5% B.F. discount for life!

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**$5000.00+** = 1,000 shares of Class B non-voting Stock + limited edition T-shirt + special book + 10% B.F. discount for life!

**$10,000.00+** = 2,000 shares of Class B non-voting Stock + limited edition T-shirt + special book + 15% B.F. discount for life!

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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## Updates

Follow Bike Friday to get notified of future updates!

## Comments (0 total)

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©2017 All Rights Reserved



### Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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### Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

### Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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**VIDEO TRANSCRIPT (Exhibit D)**

**Bike Friday Factory Tour (Main Video) Transcript**

Hi, I'm Hannah Scholz president of Bike Friday

We make bikes that you can take anywhere all over the world that fit you great

And I'm excited to show you the factory where we build them from scratch just for you

So when you give us a call at Bike Friday we'll get you over to one of our Bike Friday experts that totally loves what we're doing and wants to help you find the perfect bike, so one of them is Buck here and he'll walk you through the process.

I've been an avid cyclist my whole life. When I receive a new call, basically, what I want to do is identify your needs, determine which model will meet those needs best and then work through the fun details of paint color, accessory options, and of course timeline to get your new bike out in time for that next adventure, maybe a European tour, who knows? The choice is up to you.

One thing that's unique about my Friday is that we start with you first the customer and talk to you about what your needs are where do you want to go with the bike? What kind of adventure do you want to have on the bike? What you need your bike to really do for you? And once we have an understanding of that we put a special design together just for you and we buy the parts and then we build it by hand here at Eugene, Oregon at the Factory and ship it off to you.

So I'm going to take you through the factory and show you the process that we create this special bike that's built just for you, so once we have figured out your order and what you need on your perfect bike Friday, we order the parts from all over the world and when they come in we kit them, put them in this bag. Got this bike is being built for Lee and Mr. Brown and we've got all the particular parts that Mr. Brown wanted all kitted out, and we have the sizing of what size we need to build that bike, and we have all the parts for building the wheel set that Mr. Brown wanted.

So once we have all the pieces together then we build the frame and start turning it into a full bicycle.

So once we're ready to build the frame of the bike the parts cutter looks at all the information that we've collected from you your sizing and color and everything, the type of bicycle. And then starts cutting all of the different pieces to the right size build your bicycle.

These are all the frame parts that are needed to build a New World Tourist. So, once we've cut all the parts for your bike all the right size and prepared them, they go into the jig and we adjust the jig to fit the size for your bike and start welding all of it together into a frame. Right now, we're actually welding a Tandem Two'sDay which is the only folding Tandem custom sized in the world. And we actually have the custom size back compartment for the stoker and custom for the captain. And so you could have two four foot people on a custom built folding tandem or two six foot five people on a custom built folding tandem.

After your frame is built, then it's time to paint it. And we know that you're a unique individual and not everybody likes the same color. So choosing the color that you really enjoy is important, so we offer a wide array of colors and paint it with powder coat to match what you're looking for. Powder coat is used for several reasons, it's much more durable than wet paint and its much less toxic and that's important to us.

So once the bike is painted, all the pieces, then we assemble the frame and put it on the alignment table to check all of the different angles to make sure its straight.

While we're building your frame we're also building your wheels. So we've got all the different rims and hubs and tires that you've chosen for your bicycle and then we put them together into your wheel set. And many people don't know that smaller wheels are actually much stronger, more durable, and actually climb better on hills and are more maneuverable than larger wheels. There's a lot of benefits to having a small wheel bike that you're going to travel with in a lot of different situations.

Once we have the bike frame all together we put the parts on, then we cable the bike with the cable housing color that you've chosen. We have expert mechanics like Damon here who are actually our Line Masters. They know how to build all the different varieties of Bike Friday's. He rides the bike to work, he takes his daughter to school on a holiday cargo bike and puts a lot of love into the bikes that you building for you.

So once we build your bike put and everything together, cable it up, then we take it out on the maiden voyage and make sure everything is working and it's ready to ride.

Your bike has been tested the brakes, the shifting, everything before we put it in the box.

So because this is a folding bike, we're able to pack your bike into a small box and ship it out Fedex to your local dealer or to your house and have it ready for you to ride.

Once we've shipped you your bike, we're still here to support you. We have a full service department that's aimed at helping make sure you stay riding your bike in good condition for a lifetime.

You can call us or email us with any type of question from "how do I fold my bike or pack it in the suitcase?" to "I'm ready for a new color can you repaint it?" and a host of other things. So give us a call or an email if you ever have any issues.

Thank you for coming on the tour and seeing what my family loves to do, we'll be excited to build one just for you that fits you perfectly.

**pakiT - The World's Lightest Folding Bike + City Bike, It Fits In A Backpack** Video Transcript

I love riding my bike the joy of being0:05outside breeze in my face gliding under0:09my own human power even though I have a0:11very busy life welcome to my family's0:17little bike factory in Oregon I'm Hanna0:19Shoals the second generation and bike0:22Friday presidents it is my mission to0:25give people freedom and a healthier life0:27with high quality bikes that are0:30convenient to take with you anywhere you0:32go so I have something really special to0:36show you it's a big breakthrough the0:40packet the first folding backpack bike0:42under 20 pounds0:45actually it starts under 15 pounds0:50check it out in the 120 years of folding0:56bike history no one has ever developed a1:00folding bike under 15 pounds that's1:03actually production-ready1:04until now and there's more it fits in a1:10backpack and it folds in under 251:13seconds1:17we found that the limitations of common1:20folding bikes are that they are heavy to1:22carry have few gear options have greasy1:27chains and only come in one sides the1:33packet is a game changer it's the1:37world's lightest folding bike1:40it's available in gears up to 11 speeds1:43it can be belt driven so you never have1:46to worry about getting grease on your1:48hands or on your clothes it's more1:50compact than all other major brands it1:54sits in a backpack and the best part it1:58comes in multiple sizes with a lot of2:00room for adjustability this opens up a2:03world of possibilities for you to have a2:05bike you actually want to ride and it2:08easily fits into your busy life it fits2:11in a teeny house under your desk in an2:15RV in the overhead compartment of a2:18train and into a checkable suitcase for2:21airline travel you really can take it2:23with you anywhere and everywhere with2:26many sizing and component choices you2:28can write it for cruising commuting or2:31adventuring my family has had a mission2:34to improve people's lives for 24 years2:37bike Friday has been building bicycles2:39for people to travel all over the world2:43with our team of 27 people we hand build2:48each person's bike to fit their size and2:51personal choice from a wide array of2:53options2:54the bike riding community has grown to2:57over 30,000 all from our little factory3:00using our experience fueled by our3:03mission we've created the packet as the3:06ultimate bicycle companion great for3:09city riding two years ago we asked you3:12to join us in bringing a cargo bike the3:14holiday to the world and together we3:17raised 135 thousand dollars over three3:20times our goal we delivered the bikes on3:23time made a lot of people happy and now3:27we want to do it again we have all the3:30people and knowledge here to offer this3:32wonderful bike to the world your support3:35will help us set up the tooling and team3:38training develop the backpack with the3:40domestic bag maker finish developing3:43accessories and make our first bulk3:46material purchase a big leap for us3:48thank you for your support I'm really3:51excited to bring this wonderful bike3:53into reality with your help4:06you

**Introducing: The Haul-a-Day Cargo Bike from BikeFriday!** Video Transcript

0:03my name is Hannah shoal and we've been0:05working on something really exciting at0:07my family's bicycle manufacturing0:09business here in Oregon0:30the holiday is bike Friday's cargo bike0:32it allows anyone to live a human-powered0:35life and we like to think of it as an0:37SUV replacement vehicle I was lucky0:41enough to grow up with parents who were0:42total bike nuts they were passionate0:44about biking and a biking lifestyle my0:47father when my sister and I were born0:49invented the burly trailer just to carry0:51us around car free in 1992 my father and0:55my uncle joined to start a new company0:57green gear and to build bike Friday's1:00I've lived car free most of my life but1:03I've never found the bike that's perfect1:05to fit my biking lifestyle until now the1:09first people to ride these holidays have1:12done some amazing and really creative1:14things it's been really inspiring to see1:17how enthusiastic these people are about1:20really using the bike to have a full1:23biking lifestyle it offers several1:25features unique to cargo bikes the size1:29can adjust to fit people four foot six1:31all the way to six foot four so the1:33whole family can actually ride the same1:35bike it's extremely light and agile and1:38just starts at 32 pounds which most1:41cargo bikes start at about 40 to 501:48so far we've built 70 of these holidays1:52here in our R&D department at by Friday1:54and my dad Alan Schultz has actually1:57build almost every single one of them1:59himself right here we have a full2:01service department that's aimed at2:04helping make sure you stay riding your2:06bike in good condition for a lifetime

**PakiT Bike Friday backpack bike assemble from box(1)** Video Transcript

(Music)

**TANDEM CYCLE TOURING - The Flying Cyclists take on Australia** Video Description

Two Australian cyclists, Ash & Laura Weyman-Jones, cycle on a Bike Friday Tandem Traveler XL across Australia. They encounter wide open terrain, blazing sun, and lots of bugs. Along the way they tell us about some of their experiences with potable water, cycling at night, and repairing flat tires.

**Bike Friday Folding Bicycles - How Fast Are They?** Video Description

A blogger, Bicycle Touring Pro, reviews the Bike Friday New World Tourist. The reviewer discusses the speed of the bike, how it handles, compares it to other bicycles, and points out some of the things he doesn't like about it.

**Roadtreking across America - Bike Friday folding bikes for our RV** Video Description

A video review of the Bike Friday Pocket Companions from the http://roadtreking.com website and journalist Mike Wendland, who travels the country in an RV looking for interesting people and places. Mike and his wife test out the Companion bicycles, assess their performance, and demonstrate how to fold them and stash them into an RV.

**Cycling the highest road in the world on a tandem bicycle** Video Description

The "Flying Cyclists" are an Australian couple, Ash and Laura Weyman-Jones. To celebrate their marriage, the two take their honeymoon as a several month long bicycle tour on a Bike Friday Tandem Traveler XL. The journey begins in Tibet and takes them through China and India. They have a great time, but are also challenged by the physical demands of the journey. On their trip they meet lots of amazing people, who all want to have their pictures taken together, eat delicious food, and sleep in a tent in some harsh conditions. The two cycle the highest passable road in the world, an impressive accomplishment. It was an adventure of a lifetime, led by their love of travel, cycling, and each other.

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